Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

     We have issued our report dated March 2, 2007 (which includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards Nos. 123(R) and 158 as of December 31, 2006) accompanying the consolidated financial statements as of and for the year ended December 31, 2006 and our report dated March 2, 2007 on management’s assessment of the effectiveness of internal control over financial reporting of Harleysville National Corporation and subsidiaries included in the 2006 Annual Report on Form 10-K as of and for the year ended December 31, 2006. We hereby consent to the incorporation by reference of the aforementioned reports in Amendment No. 1 of this Registration Statement (File No. 333-145820) and Prospectus and to the use of our name as it appears under the caption of “Experts”.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
September 26, 2007